FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549						OMB APPROVAL
OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
__ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) (Print or Type Responses)
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Brown Gary L. (Last) (First) (Middle)	2. Issuer Name and Ticker or Trading Symbol Basic Technologies, Inc. (OTCBB: BTEC)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give title _ _ Other below) (specify below) President
7318 Point of Rocks Road	3. IRS Identification Number of Reporting Person, if an entity (voluntary)			4. Month, Day and Year of Transaction May 1, 2003			7. If Amendment, Date of Original (Month/Day/Year)
(Street) Sarasota, Florida 34242 (City) (State) (Zip)				5. If Amendment, Date of Original (Month/Year)
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month /Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. e, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	Amount	(A) or (D)	Price
Common Stock	05/01/03	S	12,265,144	A	Services	26,357,619	D
						700,000	I	Spouse*
*Reporting person disclaims beneficial ownership.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, of Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Securities (Instr. 3)	2.Conver- sion or Exercise Price of Deriva- tive Security	3. Trans- action Date (Month Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriva- tive Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Own- ership Form of Deriva- tive Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
							Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)

Explanation of Responses:

                                                                                                       /s/ Gary L. Brown                                     May 2, 2003
                                                                                                        Signature of Reporting Person                        Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations **Signature of Reporting Person Date
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1472 (7-97)